HD Supply Holdings, Inc.

3100 Cumberland Boulevard, Suite 1480

Atlanta, GA 30339

June 25, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Registration Statement on Form S-l

of HD Supply Holdings, Inc.

File No. 333-187872

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, HD Supply Holdings, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 P.M. (EST) on June 26, 2013, as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Steven J. Slutzky at (212) 909-6036 or Morgan J. Hayes at (212) 909-6983. This request supersedes the Registrant’s request dated June 24, 2013.

The Registrant hereby acknowledges that:

(i)            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)          the Registrant may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

HD Supply Holdings, Inc.

By:	/s/ Ricardo J. Nunez
	Name:	Ricardo J. Nunez
	Title:	Senior Vice President, General Counsel
and Corporate Secretary

[Signature Page to Acceleration Request]